

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

      Re: Neo-Concept International Group Holdings Ltd
           Registration Statement on Form F-1
           Filed November 1, 2023
           File No. 333-275242

Dear Eva Yuk Yin Siu:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed November 1, 2023

Cover Page

1.   We note your disclosure in connection with the CSRC Trial Administrative Measures that the Group has no operations in China. We note also that you earlier define China as including China and Hong Kong. Please revise or advise. Refer to prior comment 1 of our letter dated November 7, 2022.

Prospectus Summary
The Offering, page 13

2.   Please revise the "Lock-up" section here and on page 116 to highlight the fact that your principal controlling shareholder is seeking to sell shares under the Resale Prospectus.

<u>Risk Factors</u>
<u>Because our initial public offering price is substantially higher than our pro forma net tangible book value per share..., page 36</u>

3.   We note that you removed the specific disclosure regarding dilution in this section. Please reinsert the disclosure to describe the specific risks to investors. Refer to Item 105(a) of Regulation S-K.

<u>Shares Eligible for Future Sale, page 116</u>

4.   We note your change of underwriter. Please revise the Lock-up Agreements section to remove the disclosure that certain directors, executive officers and principal shareholders must seek written consent from Univest Securities before seeking to avoid the lock-up agreement and transfer or sell shares.

<u>Resale Prospectus Cover Page, page A-1</u>

5.   We note your disclosure that you "anticipate that" the selling shareholder will sell its ordinary shares at the price at which you sell the shares in the public offering. Please revise to clearly state that the selling shareholder will sell its ordinary shares at the public offering price, until the ordinary shares are quoted on the Nasdaq Capital Market. We note also your disclosure that the selling shareholder will not be able to sell its shares unless your ordinary shares are approved for listing on the Nasdaq Capital Market. Please revise to state clearly that the selling shareholder will not sell its shares unless the public offering is completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Henry Schlueter